Exhibit 99.3

BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Purple Biotech Ltd. Annual General Meeting of Shareholders Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided For Shareholders of record as of August 3, 2026 Tuesday, September 8, 2026 4:30 PM, Israel Time 4 Oppenheimer Street, Science Park, Rehovot, Israel YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM E.T. September 2, 2026. Purple Biotech Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on September 2, 2026) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Purple Biotech Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on August 3, 2026 at the Annual General Meeting of Shareholders of Purple Biotech Ltd. to be held on September 8, 2026, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. NOTES: 1. Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. To review AGM related materials, including the full Proxy Statement, please visit: https://purple - biotech.com/Investors/#shareholderMeet PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved

Purple Biotech Ltd. Annual General Meeting of Shareholders

Please make your marks like this:

PROPOSAL		YOUR VOTE		
		FOR	AGAINST	ABSTAIN
1a.	Approval of the election of Gil Efron to serve as a second class director of the Company, until the annual general meeting of shareholders to be held in 2029, and until his successor is duly elected and qualified	☐	☐	☐
1b.	Approval of the election of Yael Margolin to serve as a second class director of the Company, until the annual general meeting of shareholders to be held in 2029, and until her successor is duly elected and qualified.	☐	☐	☐
2.	Approval of the compensation terms for Mr. Gil Efron, a director and the current Chief Executive Officer of the Company, in connection with his transition to the role of Executive Director, Head of Corporate Development, effective August 31, 2026, or such later date as may be agreed upon by the Company and Mr. Efron.	☐	☐	☐
3.	Approval of the adoption of an amended and restated compensation policy for executive officers and directors of the Company for a three-year period, in accordance with the requirements of the Israeli Companies Law, 5759-1999.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date Signature (if held jointly) Date